

Mail Stop 7010

June 22, 2007

via U.S. mail and facsimile

Mr. Don Harris
President and Chief Executive Officer
Innova Pure Water, Inc.
4951 Airport Parkway, Suite 500
Addison, TX 75001

>   **RE: Innova Pure Water, Inc.**
>   **Form 10-QSB/A#1 for the Quarterly Period ended September 30, 2005**
>   **March 21, 2007**
>   **Form 10-KSB/A#2 for the Fiscal Year ended June 30, 2006**
>   **March 14, 2007**
>   **File No. 000-29746**

Dear Mr. Harris:

    We have reviewed these filings and your response letter dated January 29, 2007, to our letter dated November 27, 2006, and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DesertView Management Services

1.   Please provide us with your analysis of the significance tests in accordance with Item 310(c)(2) of Regulation S-B for your acquisition of DesertView Management Services, Inc.

Form 10-QSB/A#1 for the Quarterly Period ended September 30, 2005

Exhibits 31.1, 31.2 & 32

2.   Please note that your Section 302 certifications that should be filed as Exhibits
      31.1 and 31.2 as well as the written statements that should be filed as Exhibit 32
      have been filed as correspondence files. Please ensure that all future certifications
      are filed as exhibits.

Form 10-KSB/A#2 for the Fiscal Year ended June 30, 2006

Restatement of Financial Statements for the Fiscal Year Ended June 30, 2006

3.   We note that you have revised your statements of cash flows in response to our
      prior comment 8 and reclassified the amortization of capitalized software costs in
      response to our prior comment 9. Please revise your Form 10-KSB for the fiscal
      year ended June 30, 2006 to appropriately address the following:
      •   an explanatory paragraph in the reissued audit opinion,
      •   full compliance with SFAS 154, paragraphs 25 and 26,
      •   updated Item 9A. disclosures should include the following:
          o   a discussion of the restatement and the facts and circumstances
              surrounding it,
          o   changes to internal controls over financial reporting, and
          o   anticipated changes to disclosure controls and procedures and/or internal
              controls over financial reporting to prevent future misstatements of a
              similar nature.
      •   updated certifications.
          Refer to Items 307 and 308 of Regulation S-B.

                                    *   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Staff Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief